Exhibit 99.1

Rhino Biotech has acquired cannabis genetics company and a biopharmaceutical company.

May 4, 2022 /
Rhino Biotech Limited (OTC:RBRXF)

294 Heywood House,
South Hill
1A AI-2640, Anguilla

Rhino Biotech Limited (OTC:RBRXF) has entered the Biotech market with a specific focus on scientifically backed and clinically proven plant and fungi derived compounds for use in nutraceuticals and preventative and curative Biopharmaceuticals.

The company aims to achieve its initial growth in this arena by way of strategic acquisitions that compliment our core focus and in turn will benefit from our vertically integrated strategies and partnerships.

The company aims to achieve its initial growth in this arena by way of strategic acquisitions that compliment our core focus and in turn will benefit from our vertically integrated strategies and partnerships.

BRIEF OVERVIEW OF THE TRANSACTION

Rhino Biotech has entered into several agreements to acquire:-

all the membership interest in Colorado-based Artesian Valley Farms, LLC, (dba Artesian Valley Agritech) for an aggregate of $14,500,000 in shares/stock and $3,400,000 in financing along with all of the membership interest in Nevada based, JRD Ventures, LLC for an aggregate of $3,100,000 in shares/stock.

and all of the common shares/stock of Rhino Biotech, Inc., an Ohio corporation, for an aggregate of $10,000,000 in shares of Rhino Biotech Limited

This transaction allows the company to compete in the lucrative biotech market with specific focus on natural plant based health and wellness and in moving forward, continue to invest in the fortification of health.

Artesian Valley Agritech, owns and operates a state of the art, highly automated 27,000 Sq/ft medical grade indoor cultivation, genetics and cloning facility, operating on 13 Acres located in Durango, Colorado, Licensed under the Colorado Department of Agriculture for 19,000 Sq/Ft of indoor production and 10 acres outdoor production.

Artesian Valley Agritech, through its expertise in biogenetics and genomics, has produced several proprietary strains of the Cannabis Sativa L. genus engineered specifically to produce high levels of cannabinoids such as CBG, CBN and CBC and contain almost no psychoactive compounds.

Among these proprietary strains is “Chiron” the divisions’s first CBG seed release aimed at medical research and has under laboratory analysis tested as high as 18.1 % in CBG and 0.1- 0.2% THC, with a 98% Germination Rate, and at 96-100% female sex. In addition to these statistics, the divisions research team specifically bread this strain for resistance to molds and mildews, as well as frost; enabling propagation suitability with extremely high yields in nearly all climates.

“Nautilus” is the farm's second release and the first global CBG seed release that is licensed to selected growers to produce biomass to extract targeted isolates and compounds.

JRD Ventures partnered with Artesian Valley Farms and was instrumental in the development of Artesian Valley Agritech, including in the growth and genetic diversification of its inventory. In furtherance of the business JRD Ventures independently developed proprietary standard operating procedures, recipes, trade secrets, and other intellectual property, and subsequently granted Artesian Valley Agritech the right to use such information in exchange for a 10% share in the net revenues generated by Artesian Valley Agritech derived from such intellectual property. Acquiring JRD Ventures as part of the Artesian Valley Agritech transaction was paramount to the continued success of Artesian Valley Agritech and the business development of Rhino Biotech.

Rhino Biotech, Inc. is a manufacturer, marketer and distributor natural health and wellness nutraceutical and nutritional products. The company has further developed proprietary formulations that fortify health through the application of nutraceuticals and biopharmaceuticals. Rhino’s range of compounds used in its products are derived from plants, fungi and micro-organisms. These compounds may include cannabinoid isolates, chemical compounds extracted from the Cannabis Sativa L. plant grown specifically for medicinal use as well as chemical compounds extracted from fungi and fruiting bodies grown in medical grade environments for medicinal use

Safe Harbor Statement

This communication may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,“ “plan,” “estimate” “expect,” “intend,” “may,” “will,” “would,” “could,” “should,” “might,” “potential,” or “continue,” and variations or similar expressions. Readers should not unduly rely on these forward- looking statements, which are not a guarantee of future performance. There can be no assurance that forward-looking statement will prove to be accurate. As all such forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or future event to differ materially from the forward- looking statements. Such risks include, but may not be limited to: general economic and business conditions; our ability to obtain financing; technology changes; competition; changes in strategy or development plans; governmental regulations and the ability or failure to comply with governmental regulations; the timing of anticipated results; and other factors referenced in Rhino Biotech’s filings with securities regulators. For a discussion of further risks and uncertainties related to our business, please refer to our public company reports filed with the US Securities and Exchange Commission. All forward-looking statements are made as of the date hereof and are subject to change. Except as required by law, we assume no obligation to update such statements. This communication does not constitute an offer or solicitation of an offer for sale of any securities in any jurisdiction.

P: +1 312-265-4165

mail: info@rhinobiotech.com
1714 Duchess Drive,Longmont, CO 80501

Corporate: rhinobiotech.com
Investor Relations: ir.rhinobiotech.com

Further Information

Rhino Biotech Limited has further retained Paulson Investment Company, LLC as its financial advisor for the transaction and any future capital raise the Company may seek.

Financial Advisors

John McAuliffe

Managing Director

Paulson Investment Company, LLC

4905 W Laurel Street, Suite 101

Tampa, FL 33607

Direct Dial: (813) 369-5889

www.paulsoninvestment.com

Investor Relations
Michael J. Porter
Porter, LeVay & Rose, Inc.
973-865-9357
mike@plrinvest.com

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